LOAN AND SECURITIES PURCHASE AGREEMENT

THIS LOAN AND SECURITIES PURCHASE AGREEMENT (this “Agreement”) is entered into on this 8th day of May 2009, between PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation (“PESI”), having a notice address of 8302 Dunwoody Place #250, Atlanta, Georgia 30350, and WILLIAM N. LAMPSON, an individual (“Lampson”), residing at 8308 Sunset Lane, Pasco, Washington; and DIEHL RETTIG, an individual (“Rettig”), residing at 12522 Eagle Reach Ct., Pasco, Washington 99301 (Lampson and Rettig are individually called “Lender” and collectively called the “Lenders”).

WITNESSETH

WHEREAS, the Lenders desire to lend to PESI, and PESI desires to borrow from the Lender, the sum of $3,000,000 pursuant to the terms and conditions set forth in this Agreement, and, in consideration thereof, the Lenders desire to acquire and PESI agrees to issue to the Lenders certain shares of PESI common stock and warrants to acquire PESI common stock, par value $.001 per share, on the terms and conditions set forth herein;

WHEREAS, Lampson was a principal shareholder and director of Nuvotec USA. Inc., k/n/a Perma-Fix Northwest, Inc. (“Nuvotec”) at the time of PESI’s acquisition of Nuvotec in June 2007, and Rettig was a shareholder of, and counsel for, Nuvotec at such time, and as shareholders of Nuvotec and being accredited investors, as defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the “Act”): (a) received their proportionate share of cash and PESI common stock in such acquisition, (b) are currently entitled to receive certain contingent consideration under the terms of the acquisition, and (c) are entitled to their respective proportionate share of a $2.5 million promissory note payable by PESI to the former shareholders of Nuvotec; and

WHEREAS, each of the Lenders has been previously furnished copies of the PESI’s SEC filings (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the parties agree as follows.

1.           Lending Agreement.  Subject to the terms and conditions hereinafter set forth, the Lenders, jointly and severally, agree to lend to PESI, and PESI agrees to borrow from the Lenders, a sum of THREE MILLION DOLLARS ($3,000,000.00) (the “Loan”), as evidenced by the Note (as defined below).

2.           Promissory Note.  The Loan shall be evidenced by a Promissory Note of even date herewith in the principal amount of THREE MILLION DOLLARS ($3,000,000.00), in substantially the form and substance as set forth in Exhibit “A” to this Agreement (the “Note”).  The Note will bear interest on the unpaid principal thereof at a rate equal to the LIBOR Rate plus four and one-half percent (4.5%) per annum, adjusted on each date on which a change in the LIBOR Rate occurs.  “LIBOR Rate” means the rate per annum calculated by the Lenders in good faith, which the Lenders determine with reference to the rate per annum (rounded to the next higher whole multiple of 1/16% if such rate is not such a multiple) at which deposits in United States dollars are offered by prime banks in the London interbank Eurodollar market two Business Days prior to the day on which such rate is calculated by KeyBank National Association based on a 30 day maturity; provided, however, that the LIBOR Rate shall in no event be less than one and one-half percent (1.50%).  On the date the Note is signed by Borrower and continuing until the end of such month, the LIBOR Rate shall be the LIBOR Rate determined by the Lenders on the first day of such month, or if the first day of such month is not a Business Day, then as determined by the Lenders on the Business Day immediately preceding the first day of such month, effective as of the first day of such month; thereafter, the LIBOR Rate shall be adjusted by the Lenders on the first day of each succeeding month, or if the first day of the month is not a Business Day, then as determined by the Lenders on the Business Day immediately preceding the first day of the month, effective as of the first day of the month.  “Business Day” means a day of the year on which banks are not required or authorized to close in Cleveland, Ohio, and, if the applicable Business Day relates to determination of the LIBOR Rate, a day on which dealings are carried on in the London interbank Eurodollar market.  Commencing on June 8, 2009, and on the 8th day of each month thereafter, PESI shall pay to the Lenders equal successive payments of principal in the amount of $87,391.31, plus interest accrued on the outstanding principal balance of the Note.  The entire unpaid principal balance of the Note and all accrued interest thereon is due and payable on May 8, 2011 (the “Maturity Date”).

2.1	Purpose. The funds advanced under the Note will be used by the PESI, as follows:

(a)
first, to fund the payment of the unpaid principal balance and interest thereon owing by East Tennessee Materials & Energy Corporation, a subsidiary of PESI (“M&EC”), to Performance Development Corporation (“PDC”), under that certain the Promissory Note, dated June 25, 2001, as amended by the First Amendment to Promissory Note, dated December 29, 2008, for monies advanced to M&EC by PDC and certain services performed by PDC on behalf of M&EC prior to PESI’s acquisition of M&EC in June 2007; and

(b)	second, after payment of the amount due under 2.1(a) above, the balance, if any, in connection with working capital purposes in the ordinary course of PESI’ business.

2.2	Prepayment. PESI may prepay the Note at any time, without premium or penalty. Prepayments will not reduce the amount of the regular annual payment of principal due under the Note.

3.           Recourse.  The Note will be full recourse to PESI, but the payment of the Note and the obligations of PESI in this Agreement will otherwise be unsecured.

4.           Issuance of Shares and Warrants.  In consideration of the Loan and in reliance on the representations, warranties, and covenants of the Lenders set forth in this Agreement, within five days following the Closing Date (as defined below), PESI will issue to Lampson and Rettig (a) an aggregate of 200,000 shares (the “Shares”) of the common stock, par value $.001 per share, of PESI, with Lampson receiving 180,000 shares and Rettig receiving 20,000 shares; and (b) warrants to purchase up to 150,000 shares of  PESI common stock (the “Warrant Shares”) at the exercise price of $1.50 per share, with Lampson receiving a warrant to purchase up to 135,000 shares and Rettig receiving a warrant to purchase up to 15,000 shares (the “Warrants”).  The Warrants may be exercised during the period beginning six months from the date of issuance and ending two years from the date of issuance.  The Warrants will be substantially in the form attached as Exhibits “B” and “C” to this Agreement.

5.           Closing Date; Conditions Precedent.  The Lenders shall, jointly and severally, fund the full amount of the Note as soon as all of the conditions precedent set forth at paragraph 5.1 through 5.3 hereof have been satisfied (the “Closing Date”):

5.1
Authority.  This Agreement, the Note, and issuance of the Shares, the Warrants, and the Warrant Shares shall have been duly reviewed and approved by the Audit Committee of the Board of Directors and authorized by the entire Board of Directors of PESI;

5.2
Stock Quotation or Listing.  There will be no action or proceeding pending or threatened against PESI by the Nasdaq to prohibit or terminate the quotation of PESI common stock, or the trading thereof on The Nasdaq Capital Market;

5.3	PNC Approval. PESI’s lender, PNC Bank, n.a., shall have provided the necessary written approvals to allow the Loan on terms satisfactory to PESI.

6.           Representations and Warranties of PESI.  PESI represents and warrants to the Lenders that:

6.1
Reporting Company.  PESI is subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Since January 1, 2009, PESI has filed with the SEC all reports required to be filed under the Exchange Act and PESI is and, as of the time Closing Date will be, current in its reporting obligations under the Exchange Act.

6.2
Material Changes.  To PESI’s knowledge, no material event has occurred or exists with respect to PESI that is required to be disclosed under the securities laws and that has not been disclosed by PESI under applicable securities laws or which has not been publicly announced as of the date hereof or disclosed to the Lenders and which has or would have a Material Adverse Effect (as defined in paragraph 11.4) on PESI and its subsidiaries, taken as a whole.

6.3
Power and Authority.  PESI has the necessary corporate authority and right to enter into and carry out the provisions of this Agreement and other documents contemplated herein and to consummate the transactions contemplated hereby.

6.4
Litigation.  There is no action, suit, proceeding or investigation pending, threatened against on PESI, which, if adversely determined, would have a Material Adverse Effect on PESI and its subsidiaries, taken as a whole.

6.5
No Default.  The making and performance by PESI of this Agreement or the documents to be executed in connection herewith will not violate any provision or constitute a default under any indenture, agreement or instrument to which PESI is bound or affected, the effect of which would result in a Material Adverse Effect on PESI and its subsidiaries, taken as a whole, except as disclosed in PESI’s SEC Filings or disclosed in Schedule 6.5 hereof.

6.6
Enforceability.  Each of the this Agreement, the Note, and the Warrants constitute the valid and legally binding obligations of PESI enforceable against PESI in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditor’s rights generally and by general principals of equity.

7.           Investor Representations and Warranties.  Each of the Lenders hereby acknowledges, represents, warrants, and covenants, jointly and severally, to PESI as follows:

7.1
Investment Intent.  Each Lender is acquiring the Shares and Warrants for his own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in such Shares and Warrants.  The Lenders do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Shares and Warrants for which the Lenders is subscribing;

7.2	Authority. Each Lender has full power and authority to enter into this Agreement, and this Agreement constitutes a valid and legally binding obligation of the Lenders;

7.3
SEC Filings.  PESI has previously furnished each of the Lenders copies of the following documents which have been filed by PESI with the SEC pursuant to Sections 13(a), 14(a), (b) or (c) or 15(d) of the Exchange Act (such documents are hereinafter collectively called the “SEC Filings”):

(a)
Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), which report includes, among other things, consolidated Balance Sheets as at December 31, 2008 and December 31, 2007, and Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Changes in Financial Position of PESI for the three year periods ended December 31, 2008, December 31, 2007 and December 31, 2006, examined and reported on by BDO Seidman, LLP, independent certified public accountants; and

(b)	Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 2, 2009, March 11, 2009, March 30, 2009, and April 8, 2009.

7.4
Investment Representations.  Each of the Lenders acknowledges and agrees that the Shares and Warrants acquired under this Agreement and the Warrant Shares issuable under the Warrants are not being registered under any state securities laws on the ground that the issuance thereof is exempt from registration, and are not being registered under the Act on the ground that the issuance thereof is exempt from registration under Rule 506 of Regulation D and/or 4(2) of the Act and that reliance by PESI on such exemptions is predicated in part on each Lenders’ representations and warranties set forth in this Agreement. In furtherance thereof, the Lenders represent and warrant to and agrees with PESI and its affiliates as follows:

(a)
The Lenders realize that the basis for the exemption may not be present if, notwithstanding such representations, the Lenders have in mind merely acquiring the Shares, Warrants or Warrant Shares for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise.  The Lenders do not have any such intention;

(b)
The Lenders have the financial ability to bear the economic risk of his investment, has adequate means for providing for current needs and personal contingencies and has no need for liquidity with respect to an investment in PESI;

(c)
The Lenders have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares, Warrants and the Warrant Shares; and

(d)
Each Lender is an accredited investor as defined in Rule 501 of the Act, for the following reasons, which are not intended to be exclusive Both Lampson and Rettig have net worths in excess of $1,000,000 and a net incomes in excess of $200,000 in each of the most recent years and has reasonable expectation of reaching the same income level in the current year.

7.5	Due Diligence. The Lenders:

(a)
have been furnished for a reasonable period of time prior to the date hereof with the SEC Filings and any documents which may have been made available upon request (collectively with this Agreement, the “Investment Materials”) and the Lenders have carefully read and evaluated the Investment Materials and understand the risks involved in an investment in the Shares and Warrants, including the risks set forth under the section titled “Risk Factors” in the Form 10-K and the considerations set forth in the Investment Materials, and have relied solely (except as indicated in subsections (b) and (c) below) on the information contained in the Investment Materials (including all exhibits thereto);

(b)
have been provided an opportunity, for a reasonable period of time prior to the date hereof, to obtain additional information concerning the acquisition of the Shares and Warrants, PESI and all other information to the extent PESI possesses such information or can acquire it without unreasonable effort or expense;

(c)
have been given the opportunity, for a reasonable period of time prior to the date hereof, to ask questions of and receive answers from, PESI or its representatives concerning the terms and conditions of the acquisition of the Shares and Warrants and other matters pertaining to an investment therein, and have been given the opportunity for a reasonable period of time prior to the date hereof to obtain such additional information necessary to verify the accuracy of the information contained in the Investment Materials or that which was otherwise provided in order to evaluate the merits and risks of a purchase of the Shares and Warrants;

(d)	have not been furnished with any oral representation or oral information in connection with the acquisition of the Shares and Warrants which is not contained in the Investment Materials; and

(e)	have determined that the Shares and Warrants are a suitable investment for the Lenders and that at this time the Lenders could bear a complete loss of such investment.

7.6
No Reliance.  The Lenders are not relying on PESI, or its affiliates with respect to economic considerations involved in an investment in the Shares and Warrants.  The Lenders have relied on the advice of, or has consulted with only their lawyers, accountants, and advisors in connection with the transactions contemplated by this Agreement.  Each Lender is capable of evaluating the merits and risks of an investment in the Shares and Warrants on the terms and conditions set forth in this Agreement.

7.7
Restrictions on Transfer.  The Lenders represent, warrant and agree that he will not sell or otherwise transfer the Shares and Warrants without registration under the Act or an exemption therefrom and fully understands and agrees to bear the economic risk of any purchase because, among other reasons, the Shares and the Warrant Shares have not been registered under the Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless, inter alia, they are subsequently registered under the Act and under the applicable securities laws of such states or an exemption from such registration is available. In particular, the Lenders are aware that the Shares and Warrants are “restricted securities,” as such term is defined in Rule 144 promulgated under the Act (“Rule 144”), and they may not be sold pursuant to Rule 144 unless all of the conditions of Rule 144 are met.  The Lenders also understand that PESI is under no obligation to register the Shares, the Warrants, or the Warrant Shares on the Lenders’ behalf or to assist the Lenders in complying with any exemption from registration under the Act or applicable state securities laws.  The Lenders further understands that U. S. securities laws, applicable state securities laws, and the provisions of this Agreement further restrict sales or transfers of the Shares, Warrants and Warrant Shares.

7.8
Representations.  No representations or warranties have been made to the Lenders by PESI, or any officer, employee, agent, affiliate or subsidiary of PESI, other than the representations of PESI contained herein and in connection with this Agreement the Lenders have not relied upon any representations other than those expressly contained herein.

7.9
Financial Information.  Any information which the Lenders have heretofore furnished to PESI with respect to his financial position and business experience is correct and complete as of the date of this Agreement and if there should be any material change in such information the Lenders shall immediately furnish such revised or corrected information to PESI.

7.10
Restrictive Legends.  The Lenders understand and agree that the certificates for the Shares and Warrants will bear, substantially, the following legend until (a) such securities will have been registered under the Act and effectively been disposed of in accordance with an effective registration statement; or (b) in the opinion of counsel for PESI such securities may be sold without registration under the Act, as well as any applicable “Blue Sky” or state securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS CERTIFICATE.  THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WHICH IS CURRENT WITH RESPECT TO THESE SECURITIES OR PURSUANT TO A SPECIFIC EXEMPTION FROM REGISTRATION UNDER THE ACT BUT ONLY UPON A HOLDER HEREOF FIRST HAVING OBTAINED THE WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR PESI, TO THE EFFECT THAT THE PROPOSED DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

7.11
Speculative Investment.  The Lenders understand that an investment in the Shares and Warrants is a speculative investment that involves a high degree of risk and the potential loss of the entire investment.

7.12
Overall Commitments.  Each Lender’s overall commitment to investments that are not readily marketable is not disproportionate to the Lender’s net worth, and an investment in the Shares and Warrants will not cause such overall commitment to become excessive.

7.13	Survival. The representations, warranties and agreements of the Lenders set forth in this Agreement will survive the Closing.

8.           Indemnity.  The Lenders agree, jointly and severally, to indemnify and hold harmless PESI, its officers and directors, employees and its affiliates and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the Lenders to comply with any of the provisions of paragraph 7 of this Agreement.

9.           Default.  A default will occur under the Note (a “Default”) upon the failure of PESI to pay within 30 days when due any interest on or principal of the Note or any renewals or modifications thereof.

10.         Remedies.  Upon a Default (as defined in paragraph 9, above), the Lenders will have the option to declare the Note and any renewals, extensions or modifications thereof to be immediately due and payable whereupon the Note or any renewals or modifications thereof shall become forthwith due and payable upon written demand, and the Lenders will thereafter have the right to elect by written election delivered to PESI to receive in full and complete satisfaction of all of PESI’s obligations under the Note either:

(a) the cash amount equal to the sum of the unpaid principal balance owing under the Note and all accrued and unpaid interest thereon (the “Payoff Amount”); or

(b) the number of whole shares of PESI common stock (the “Payoff Shares”) determined by dividing the Payoff Amount by the dollar amount equal to the closing bid price of PESI’s common stock on the date immediately prior to the date of Default of this Note, as reported or quoted on the primary nationally recognized exchange or automated quotation system on which the common stock is listed.

The Lenders option to elect the Payoff Amount or the Payoff Shares is mutually exclusive, and the Lenders may not elect a combination of the Payoff Amount and the Payoff Shares.  If the Lenders elect to receive the Payoff Shares, the issuance of the Payoff Shares will be subject to the Lenders providing, as of the issuance of the Payoff Shares, substantially the same representations and warranties as set forth in paragraph 7 of this Agreement.  If issued the Payoff Shares will not be registered and the Lenders will not be entitled to registration rights with respect to the Payoff Shares.  Notwithstanding any other provision of this Agreement, the Note, or the Warrants, the aggregate number of Shares, Warrant Shares, and Payoff Shares that are or  will be issued to the Lenders pursuant to this Agreement, the Note, and the Warrants, together with the aggregate shares of PESI common stock and other PESI voting securities owned by the Lenders as of the date of issuance of the Payoff Shares, shall not exceed (a) the number of shares equal to 19.9% of the number of shares of PESI common stock issued and outstanding as of the date of this Agreement or (b) 19.9% of the voting power of all PESI voting securities issued and outstanding as of the date of this Agreement.  Subject to the terms of this Agreement, PESI will issue the common stock certificates representing the Payoff Shares to the Lenders in the following denominations:  90% of the Payoff Shares to Lampson and 10% of the Payoff Shares to Rettig.  PESI will not issue any fractional shares of common stock.

11.         Miscellaneous.  It is further agreed as follows:

11.1
KeyBank.  The Lenders intend to borrow from KeyBank National Association (“KeyBank”) up to $3,000,000 (the “KeyBank Loan”) to fund the Loan to PESI in accordance with paragraph 1 of this Agreement.  PESI agrees to pay, on behalf of the Lenders, all reasonable and customary closing costs and bank fees assessed against the Lenders by KeyBank in connection with the KeyBank Loan.  All other legal, accounting, and miscellaneous fees and expenses incurred in connection with the negotiation and preparation of this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expenses.  At the written direction of the Lenders, payments under the Note will be paid to Lenders’ account at KeyBank.

11.2
Amendment and Waiver.  This agreement may not be amended or modified in any way, except by an instrument in writing executed by all of the parties hereto; provided, however, the Lenders may, in writing: (a) extend the time for performance of any of the obligations of PESI; (b) waive any default by PESI; and (c) waive the satisfaction of any condition that is precedent to the performance of the Lenders’ obligations under this Agreement.

11.3
Non-Waiver; Cumulative Remedies.  No failure on the part of the Lenders to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Lenders of any right hereunder preclude any other or further right of exercise thereof.  The remedies herein provided are cumulative and not alternative.

11.4
Material Adverse Effect. The term “Material Adverse Effect” when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect:  (a) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (b) changes in general national or regional economic conditions, or (c) any SEC rulemaking.

11.5
Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Washington regardless of the law that might otherwise govern under applicable principals of conflicts of law thereof.

11.6	Descriptive Headings. The descriptive headings of the paragraphs of this Agreement are for convenience only and shall not be used in the construction of the terms hereof.

11.7
Integrated Agreement.  This Agreement, the Note and the Warrants executed pursuant hereto or in connection herewith constitute the entire agreement between the parties hereto, and there are no agreements, understandings, warranties or representations between the parties other than those set forth in such documents.

11.8	Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors, personal representatives, legal representatives and assigns.

11.9
Third Party Beneficiary.  Nothing in this Agreement, express or implied, is intended to confer on any person, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

11.10
Maximum Legal Rate of Interest.  Notwithstanding any other provisions of this Agreement or the Note to the contrary, the total interest charges incurred by PESI pursuant to the Note shall not exceed the maximum legal rate of interest under Washington law.  If the holder of the Note shall ever be entitled to receive, collect or apply, as interest on the Loan, any amount in excess of the maximum legal rate of interest permitted to be charged by applicable law, and, in the event any holder of the Note ever receives, collects or applies, as interest, any such excess, such amount which would be excessive interest shall be applied to the reduction of the unpaid principal balance of the applicable Note, and if the principal balance is paid in full, any remaining excess shall be forthwith paid to PESI.  In determining whether or not the interest paid or payable under any specific contingency exceeds the highest lawful rate, PESI and the Lenders shall, to the maximum extent permitted, under applicable law: (a) characterize any non-principal payment as an expense, fee or premium rather than as interest; (b) exclude voluntary prepayments and the effects thereof; (c) “spread” the total amount of interest on the Note throughout the entire term of the Note so that the interest rate is uniform throughout the entire term of the Note.

11.11
No Responsibility of Lenders.  Notwithstanding any term or provision of this Agreement or the Note, the Lenders shall not have any rights as to management, conduct or operation of the business and affairs of PESI or any of their subsidiaries.

11.12
Counterparts; Facsimile Signatures.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  Delivery by facsimile to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

11.13
Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.14
Attorneys’ Fees.  In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees.

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IN WITNESS WHEREOF, the parties have caused this Loan and Securities Purchase Agreement to be duly executed as of the day and year first above written.

PERMA-FIX ENVIRONMENTAL SERVICES, INC., a Delaware corporation

By:	/s/Louis Centofanti

(“PESI”)

/s/ William N. Lampson
WILLIAM N. LAMPSON, an individual

(“Lampson”)

/s/Diehl Rettig
DIEHL RETTIG, an individual

(“Rettig”)

(Lampson and Rettig are collectively,
the “Lenders”)